

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

By E-Mail

Peter Gray
Executive Vice President, General Counsel and Secretary
ModusLink Global Solutions, Inc.
1601 Trapelo Road
Waltham, MA 02451

> **Re: ModusLink Global Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2011**
> **File No. 1-35319**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

1. Please revise to include a background discussion of the contacts between the participants and the issuer during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Withheld Votes, Abstentions and Broker Non-Votes, page 3

2. Please revise to clarify the effect of abstentions and broker non-votes on the quorum requirement. Since Peerless has nominated two directors, please revise to more clearly

state the effect of abstentions and broker non-votes on the election of directors. Refer to Item 21(b) of Schedule 14A.

Proposal 5: Approval of Tax Benefits Preservation Plan, page 15

3. Please revise to describe the anti-takeover effect of the proposal. Please also disclose whether the Peerless Group has submitted a request to obtain an exemption and whether the board has granted or denied a waiver or is still considering the request.

Manner and Cost of Proxy Solicitation, page 45

4. Please disclose the total expenditures to date since you already know that information.

5. We note that proxies may be solicited by mail, personally, by telephone, by press release, or by other means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions